                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                              AMENDMENT NO. 3 TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      Terra Nova (Bermuda) Holdings Ltd.
                      ----------------------------------
                               (Name of Issuer)

                 Class A Ordinary Shares, par value U.S. $5.80
                 ---------------------------------------------
                        (Title of Class of Securities)

                                   G87615103
                                   ---------
                                (CUSIP Number)

                            Gregory B. Nevers, Esq.
                              Markel Corporation
              4521 Highwoods Parkway, Glen Allen, Virginia 23060
                                (804) 965-1673
                ----------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications)

                                With a copy to:
                            Leslie A. Grandis, Esq.
                      McGuire, Woods, Battle & Boothe LLP
                             901 East Cary Street
                           Richmond, Virginia 23219

                               January 31, 2000
                               ----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87615103
                                 Schedule 13D

1)    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
      ----------------------------------------------------------------------
       Persons
       -------

      Markel Corporation, (E.I.N. 54-0292420)

2)    Check the Appropriate Row if a Member of a Group (See Instructions)
      ------------------------------------------------
      (a)
      (b) X

3)    SEC Use Only
      ------------

4)    Source of Funds (See Instructions)
      ---------------

      OO, WC

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      --------------------------------------------------------------------------
      or 2(e)  [ ]
      -------

6)    Citizenship or Place of Organization                     Virginia, U.S.A.
      ------------------------------------

                                                                   Class A

     Number of         7)  Sole Voting Power                     1,082,470
     Shares Bene-          -----------------
     ficially
     Owned by          8)  Shared Voting Power                   7,158,620
     Each                  -------------------
     Reporting
     Person With       9)  Sole Dispositive Power                1,082,470
                           ----------------------

                      10)  Shared Dispositive Power                      0
                           ------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      ------------------------------------------------------------

      8,241,090

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      -----------------------------------------------------------------
      Instructions)

13)   Percent of Class Represented by Amount in Row (11)
      --------------------------------------------------

      30.5%

14)   Type of Reporting Person (See Instructions)
      ------------------------

      CO, IC

Items 4 and 7 are amended as set forth below:

Item 4.  Purpose of Transaction.

  The Merger Agreement provides, subject to the terms and conditions set forth therein, for (i) the merger ("Merger") of MINT Sub Ltd., a corporation to be organized under the laws of Virginia as a wholly-owned subsidiary of Virginia Holdings Inc. ("MINT"), a corporation to be organized under the laws of Virginia, with and into Markel and (ii) a Scheme of Arrangement between Terra Nova and certain of its shareholders (the "Scheme"). Upon completion of the Merger and the Scheme, each of Markel and Terra Nova will be a wholly-owned subsidiary of MINT, which will be renamed Markel Corporation.

  The consummation of the transactions contemplated by the Merger Agreement is subject to regulatory approvals and the satisfaction or waiver of a number of other conditions as more fully described in the Merger Agreement.

  In connection with the Merger, as an inducement to Markel to enter into the Merger Agreement, the shareholders of Terra Nova set forth in Item 5 (each a "Stockholder" and, collectively, the "Stockholders"), who collectively own 5,362,403 shares of Class A Common Stock and 1,796,217 shares of Class B Common Stock representing approximately 28.3% of the outstanding Class A Common Stock (assuming the conversion of all outstanding shares of Class B Common Stock, which may be deemed to be beneficially owned by Markel, into shares of Class A Common Stock), have entered into the Stockholders Agreement

     Pursuant to the terms of the Stockholders Agreement, as long as the Stockholders Agreement is in force, each Stockholder irrevocably appoints Markel or any designee the lawful agent, attorney and proxy of such Stockholder to vote the shares of Common Stock now owned or in the future acquired by such Stockholder (the "Shares") (i) in favor of the Scheme, the execution and delivery by Terra Nova of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Terra Nova under the Merger Agreement or the Stockholders Agreement; and (iii) against the following actions (other than the Scheme and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation or other business combination involving Terra Nova or its subsidiaries; (2) a sale, lease or transfer of a material amount of assets of Terra Nova or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of Terra Nova or its subsidiaries;
(3) (a) any change in the majority of the Board of Directors of Terra Nova; (b) any material change in the present capitalization of Terra Nova or any material amendment of Terra Nova's certificate of incorporation and memorandum of association; (c) any other material change in Terra Nova's corporate structure or business; or (d) any other action which, is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect the Scheme or the transactions contemplated by the Merger Agreement or the Stockholders Agreement or the contemplated economic benefits of any of the foregoing. In addition, one Stockholder has agreed to use its commercially reasonable efforts to cause an additional 1,214,414 shares of Class A Common Stock as to which it holds depository receipts to be voted in accordance with the Stockholders Agreement.

  The Stockholders have also agreed, while the Stockholders Agreement is in force, to not sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares, or grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his or its obligations under the Stockholders Agreement.

  The Stockholders Agreement terminates at the earlier of the effective time of the Merger and the Scheme or the termination of the Merger Agreement.

  On August 15, 1999, Markel also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Stockholders pursuant to which Markel has agreed to cause MINT to grant such stockholders certain registration rights with respect to which MINT shares they will receive in the transaction.

  The Merger Agreement provides that the parties thereto shall procure at the effective time of the Scheme, only those directors of Terra Nova and such additional persons, in each case who shall be designated by MINT, shall remain or be elected to serve as directors of Terra Nova, each of such directors to hold office in accordance with the applicable provisions of the articles of association of Terra Nova and until their successors shall be elected or appointed and shall duly qualify.

  Following the Merger, Terra Nova will become a wholly-owned subsidiary of MINT. The shares of common stock of Terra Nova will be delisted from the New York Stock Exchange and will eligible for termination of registration under
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

  On January 31, 2000, Markel and Terra Nova jointly announced that they had entered into a definitive agreement to revise the terms of their August 15, 1999 Merger Agreement ("Amendment No. 2") and that the revised transaction had been approved by their respective Boards of Directors.

  The Merger Agreement, Amendment No.2, the Stockholders Agreement and the Registration Rights Agreement are incorporated herein by reference. The descriptions of the Merger and the Scheme and the terms of the Merger Agreement, the Stockholders Agreement and the Registration Rights Agreement, contained herein are summaries, and qualified in their entirety by reference to the Exhibits 7.1 through 7.4 hereto which are incorporated by reference herein.

  The undersigned may, from time to time, acquire additional shares of Class A Common Stock on the New York Stock Exchange or otherwise in the over-the-counter market.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.
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    7.1 The Agreement and Plan of Merger and Scheme of Arrangement between Markel Corporation and Terra Nova (Bermuda) Holdings Ltd. dated as of August 15, 1999, as amended (included as Appendix A to the joint proxy statement/prospectus filed as part of Amendment No. 3 to Markel Holdings Inc.'s Form S-4
               (Registration No. 333-88609), filed on December 21, 1999) is incorporated herein by reference.

    7.2 The Stockholders Agreement by and among Markel Corporation, Terra Nova (Bermuda) Holdings Ltd. and other parties signatories thereto dated as of August 15, 1999 filed as Exhibit 99.2 to Markel's Form 8-K filed August 20, 1999, is incorporated herein by reference.

    7.3 Registration Rights Agreement, dated as of August, 15, 1999, among Virginia Holdings Inc., Markel Corporation and the shareholders of Terra Nova (Bermuda) Ltd. filed as Exhibit 99.4 to the Markel's Form 8-K filed August 20, 1999, is incorporated herein by reference.

    7.4 Amendment No. 2 to the Agreement and Plan of Merger and Scheme of Arrangement dated as of January 28, 2000 filed as Exhibit 99.2 to Markel's Form 8-K filed February 3, 2000, is incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       MARKEL CORPORATION


February 3, 2000                       By: /s/ Darrell D. Martin
                                          -------------------------
                                          Darrell D. Martin
                                          Executive Vice President
                                          and Chief Financial Officer